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Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

        Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON MARCH 7, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION, ISSUED THE FOLLOWING PRESS RELEASE:

NEWS RELEASE
For Immediate Release

CNT POSTPONES FOURTH QUARTER CONFERENCE CALL

        MINNEAPOLIS, MN. March 7, 2005—CNT (NASDAQ: CMNT) today announced that it would be rescheduling its fourth quarter 2004 earnings announcement and conference call. The Company will announce the date of its earnings release and conference call at a later date.

        The rescheduling was necessary due to time needed to complete the reconciliation of finished goods inventory between the general ledger and the Company's material requirements planning, or MRP, system and to review accounting for fourth quarter shipments. "We felt that it was prudent to reschedule the call so that the Company and our auditors could make sure that the systems were properly reconciled and the accounting was proper," stated Greg Barnum, the Company's Chief Financial Officer. "We believe the differences related to the reconciliation to the MRP system will probably result in a restatement of the first through third quarter 2004 financial statements".

Restatement

        If a restatement is required, CNT expects to file with the Securities and Exchange Commission (SEC) its amended Form 10-Q for the first, second and third quarters of 2004, as soon as practicable. We believe the adjustments that results from the above mentioned inventory reconciliation will increase the Company's cost of goods sold by approximately $2.0 million for the nine months ended October 31, 2004, and a corresponding decrease in inventory as of October 31, 2004. We believe the impact on net profit from these adjustments will increase the previously reported loss per share of $3.85 for the nine months ended October 31, 2004, by approximately $.07 per share.

About CNT

        CNT is the expert in today's most cost-effective and reliable storage networking solutions. For over 20 years, businesses around the world have depended on us to improve business efficiency, increase data availability and manage their business-critical information. CNT applies its technology, products and expertise in open storage networking architecture and business continuity to help companies build end-to-end solutions consisting of analysis, planning and design, multi-vendor integration, implementation and ongoing remote management of the SAN or storage infrastructure. For more information, visit CNT's web site at http://www.cnt.com or call 763-268-6000.

        All brand names and product names are trademarks or registered trademarks of their respective companies.

For Additional Information, Contact:
Greg Barnum, VP of finance & CFO 763-268-6110; greg_barnum@cnt.com	Gail Greener, VP of Marketing 763-268-6791; gail_greener@cnt.com

        Certain statements in this press release and in documents we have filed with the Securities and Exchange Commission, and oral statements made by or with the approval of our executive officers contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about our anticipated receipt of orders and their impact on quarterly sales, business strategy, expectations regarding future revenue levels, timing of and plans for the introduction or phase-out of products or services, enhancements of existing products or services, plans for hiring additional personnel, entering into strategic partnerships, and other plans, objectives, expectations and intentions that are not historical fact.

        The words "may," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" and similar expressions are generally intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Actual results could differ materially from those expressed or implied by these forward-looking statements as a result of certain risk factors, including but not limited to (i) competitive factors, including pricing pressures, (ii) variability in quarterly sales, (iii) economic trends in various geographic markets, including changes in IT spending levels; (iv) relationships with our strategic partners; (v) unanticipated risks associated with introducing new products and features; (vi) technological change affecting our products (vii) adverse judgments in present and future litigation; (viii) our ability to maintain market acceptance of our products; (ix) our ability to anticipate end user needs; (x) dependence on sole source and limited source suppliers (xi) our ability to retain and attract key personnel; (xii) the existence of undetected errors in our products; (xiii) our ability to protect our intellectual property and defend against infringement claims; (xiv) variability in gross profit caused by sales mix and other factors (xv) receipt of anticipated orders; (xvi) actual expenses meeting anticipated levels; (xvii) final reconciliations of account balances and review of financial statement data; and (xviii) other events and other important factors disclosed previously and from time to time in our filings with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the

SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.

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CNT POSTPONES FOURTH QUARTER CONFERENCE CALL